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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 8)

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                           COMMERCIAL INTERTECH CORP.
                           (NAME OF SUBJECT COMPANY)

                           COMMERCIAL INTERTECH CORP.
                      (NAME OF PERSON(S) FILING STATEMENT)

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                    COMMON SHARES, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  201709 10 2
                       (CUSIP NUMBER OF CLASS SECURITIES)

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                          GILBERT M. MANCHESTER, ESQ.
                       VICE PRESIDENT AND GENERAL COUNSEL
                           COMMERCIAL INTERTECH CORP.
                               1775 LOGAN AVENUE
                              YOUNGSTOWN, OH 44501

(NAME, ADDRESS  AND TELEPHONE  NUMBER OF PERSON  AUTHORIZED TO  RECEIVE NOTICES
        AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                   COPIES TO:

   STUART Z. KATZ, ESQ.     HERBERT S. WANDER, ESQ.        LEIGH B. TREVOR, ESQ.
   FRIED, FRANK, HARRIS,     KATTEN MUCHIN & ZAVIS          JONES, DAY, REAVIS
 SHRIVER & JACOBSON      525 WEST MONROE STREET-SUITE 1600       & POGUE
    ONE NEW YORK PLAZA     CHICAGO, ILLINOIS 60661-36931       NORTH POINT
 NEW YORK, NEW YORK 10004       (312) 902-5200             901 LAKESIDE AVENUE
      (212) 859-8000                                      CLEVELAND, OHIO 44114
                                                             (216) 586-7247


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  This Amendment No. 8 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended, the "Schedule 14D-9") filed with the Securities and Exchange Commission (the "SEC") on July 12, 1996 by Commercial Intertech Corp., an Ohio corporation (the "Company"), relating to the offer by Opus Acquisition Corporation, a Delaware corporation ("OAC") and an indirect wholly owned subsidiary of United Dominion Industries Limited, a Canadian corporation ("United Dominion"), to purchase for cash all outstanding common shares, par value $1.00 per share (the "Common Shares"), of the Company, together with the associated preferred share purchase rights (the "Rights" and, together with the Common Shares, the "Shares"). Capitalized terms used but not defined herein have the meanings previously set forth in the Schedule 14D-9.

1. ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

  Item 6 is hereby amended and supplemented by adding the following:

  The following table lists purchases of Shares by the Company on July 26, 1996, made pursuant to the Repurchase Program. Except as set forth herein or as previously reported in the Schedule 14D-9, the Company has not effected any transactions in the Shares during the past 60 days.


         NUMBER OF
          SHARES                                                     PRICE PER
         PURCHASED                                                     SHARE
         ---------                                                   ---------
          40,000                                                      27 1/4

2. ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

  On July 26, 1996, the Company issued a press release, a copy of which is attached as Exhibit 99.1 and which is incorporated herein by reference.

3. ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

  Item 9 is hereby amended and supplemented by adding the following exhibit:

  Exhibit 99.1. Press Release, dated July 26, 1996, issued by the Company.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              /s/ Gilbert M. Manchester
                                       By: _____________________________________
                                       NAME:  GILBERT M. MANCHESTER
                                       TITLE: VICE PRESIDENT AND GENERAL COUNSEL

Dated: July 26, 1996

                                 EXHIBIT INDEX

 EXHIBIT NO.                            EXHIBIT
 -----------                            -------
 Exhibit 99.1 Press Release, dated July 26, 1996, issued by the Company.